FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 18, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and NYSE:SIG)

Embargoed until 12.30 pm (BST)                                18 April 2007

                           SIGNET BOARD CHANGE

Mr. Brook Land, who was elected a non-executive director in June 1996 and nominated as the senior independent director of Signet Group plc in June 2002, has indicated his intention to retire from the Board of Signet at the conclusion of the Company's Annual General Meeting expected to be held in June 2008.

Enquiries:

Tim Jackson                   +44 (0) 20 7317 9700

Tom Buchanan, Brunswick       +44 (0) 20 7404 5959

Signet operated 1,889 speciality retail jewellery stores at 3 February 2007;
these included 1,308 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names.  At the same date Signet also operated 581 stores in the UK, where the Group trades as
"H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at http://www.signetgroupplc.com/.  See also www.kay.com,
www.jared.com, www.hsamuel.co.uk and http://www.ernestjones.co.uk/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   April 18, 2007